Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Allegheny Technologies Incorporated for the registration of Debt Securities, Preferred Stock, Common Stock, Warrants, Purchase Contracts, Purchase Units and Depositary Shares and to the incorporation by reference therein of our reports dated February 20, 2018, with respect to the consolidated financial statements of Allegheny Technologies Incorporated and Subsidiaries, and the effectiveness of internal control over financial reporting of Allegheny Technologies Incorporated and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

April 30, 2018